Danielle Benderly

PHONE: (503) 727-2011

FAX: (503) 346-2011

EMAIL: DBenderly@perkinscoie.com

January 20, 2010

VIA EDGAR FILING AND OVERNIGHT DELIVERY

Mellissa Campbell Duru, Esq.

Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C., 20549-3628

Re:	Mentor Graphics Corporation

Schedule TO-I

Amendment No. 1 to Schedule TO-I

Filed January 7, 2010

File No. 5-38367

Dear Ms. Duru:

This letter sets forth the responses of Mentor Graphics Corporation (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the comment letter dated January 13, 2010 relating to the Company’s Schedule TO-I, Amendment No. 1 to Schedule TO-I filed January 7, 2010 (the “Comment Letter”). For your convenience, the responses are numbered to correspond to the numbers of the comments in the Comment Letter.

Schedule TO-I

1.

The offer specifically excludes from participation employees residing in Canada, China, Denmark, the Netherlands and Russia. Please note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. holders as well as non-U.S. holders.

Mellissa Campbell Duru

Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

January 20, 2010

Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957. If you are relying on the global exemptive order applicable to employee stock option exchanges, please supplementally explain in greater detail than outlined in your disclosure, specifically how the exclusion of employees in these jurisdictions is related to a compensatory purpose. Alternatively, please revise to include such employees in the offer.

RESPONSE: Consistent with the Division of Corporate Finance’s Exemptive Order, dated March 21, 2001 (the “Exemptive Order”), which specifically states that “this exemption eliminates the limitations that the all holders and best price rules place on issuers’ ability to structure exchange offers in a manner consistent with their compensation policies and practices,” and as stated in the exchange offer, the Company designed the exchange offer to be consistent with its compensation policies and practices and is conducting the exchange offer for compensatory purposes. The compensation plans and programs that the Company has adopted for its foreign employees are designed to meet local retention and performance objectives and are comparable, but not identical in all their components, to those plans and programs adopted domestically.

The Company has a small number of employees who hold stock options in Canada and the Netherlands. The Company has determined, based on advice from its advisors, that employees who are residents in Canada and the Netherlands would be subject to tax at the time of the exchange of their stock options for new restricted stock units (“RSUs”), even though the employee may never realize any benefit from the new RSUs due to the two- or three-year vesting schedule. The upfront tax liability to employees who are residents of Canada or the Netherlands as a result of their participation in the exchange offer would be inconsistent with the Company’s goals in conducting the exchange offer of providing better retention and performance incentives to its employees and would not serve the compensatory goals of the exchange offer in these two countries.

The Company does not offer equity compensation as part of its compensation programs for employees in Denmark because Denmark does not recognize the concept of vesting, which is an integral part of the retention and performance purposes of the Company’s equity compensation programs. Finally, like many other U.S. companies, the Company does not currently offer equity compensation as part of its compensation package for employees in China or Russia due to uncertainty in the laws and regulations in those jurisdictions as applied to equity compensation by foreign issuers. For these reasons, and consistent with the Company’s compensation policies and practices for employees in these jurisdictions, the Company is excluding from the exchange offer employees in these jurisdictions.

Mellissa Campbell Duru

Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

January 20, 2010

2.	We note you additionally reserve the “right to withdraw” the offer with respect to employees in certain undisclosed non-US jurisdictions and imply that the determination may occur at an undisclosed point in time prior to expiration of the offer. Please provide us with an analysis of whether this right to withdraw the offer constitutes a material offer condition. As the filing parties are aware, the bidder should disclose all material conditions to the offer, Refer to Release No. 34-43069 at Section II.B. In the alternative, please revise to disclose the “certain” non-US jurisdictions to which you refer and revise your disclosure to set forth the compensatory reasons why you have decided to exclude such employees.

RESPONSE: The Company is amending the offer to exchange to eliminate its right to withdraw the offer with respect to employees in certain undisclosed non-US jurisdictions.

Exhibit (a)(1)(A)-Offer to Purchase

Summary Term Sheet-Questions &Answers, page 1

How do I participate in the Exchange Offer, page 8

3.	You disclose throughout the offer to purchase that the only means to tender is electronically by making an online election at the Exchange Offer website. There is no indication, however, as to the accommodations, if any, that you will provide to any eligible employee who may not have Internet access. Explain why you believe limiting the manner in which option holders may tender into the Offer in this manner is appropriate, taking into account the characteristics of the eligible option holders and any other factors you believe are relevant under the facts presented. We may have further comment.

RESPONSE: The Company elected to require that all tenders and withdrawals in the exchange offer be made only through the Exchange Offer website after confirming internally that all eligible employees have a company email account and access to the Internet including 24/7 remote access through a “Virtual Private Network” and webmail. In addition, the Company has embraced a green culture in which all employees routinely receive notices, participate in the Company’s benefit and other programs and communicate electronically. Therefore, the Company believes that eligible option holders

Mellissa Campbell Duru

Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

January 20, 2010

will be comfortable in relying solely on the Internet for purposes of making tenders and withdrawals under the Exchange Offer. In fact, the Company has already received favorable comments from participants concerning the ease and simplicity of using the Exchange Offer website.

The notice sent to employees announcing the exchange offer and the Exchange Offer website both include an email address that employees can use if they experience technical difficulties accessing the Exchange Offer website or otherwise require assistance. To provide another resource for eligible employees, the Company is amending the offer to exchange to provide a fax number that an eligible employee may use to contact the Company if the eligible employee experiences any problems in making an election to tender online at the Exchange Offer website. The Company will assist anyone having difficulties to help ensure that the eligible employee is able to make an online election. The Company will separately provide eligible employees with notice of the fax number, a copy of which notice is being filed with the amended offer to exchange.

When and how can I withdraw…. page 8

4.	You appear to limit the means of withdrawal to solely the Exchange Offer website. We further note disclosure on page 15 in which you state that withdrawals submitted by any other means will not be accepted. Please see our prior comment. Please provide us with a legal analysis as to why you believe restricting the means of withdrawing to this process is in compliance with the withdrawal rights incorporated in Rule 13e-4(f)(2). We may have additional comments.

RESPONSE: For the reasons described in response to comment #3, the Company believes that permitting an employee to withdraw his or her election to tender eligible options only through the Exchange Offer website is a reasonable condition to participation in the exchange program and in compliance with Rule 13e-4(f)(2). In addition, if an eligible employee experiences any problems withdrawing his or her election to tender eligible options online at the Exchange Offer website, the eligible employee may email or fax the Company to obtain assistance in resolving those problems.

Mellissa Campbell Duru

Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

January 20, 2010

What if I have questions regarding the Exchange Offer... page 8

5.	Please clarify whether tenders of shares may be effected via the submission of paper documents and if so, the proper method of submission of such paper documents (i.e., hand delivery, interoffice, U.S. mail (or other post), Federal Express (or similar delivery service) facsimile or email).

RESPONSE: The Company discloses throughout the offer to exchange that the only means to tender is electronically, by making an online election at the Exchange Offer website. The purpose of the disclosure in question 30, on page 8, of the offer, is to make clear to our employees that they can email a representative of the Company at a designated email address if they need a paper copy or additional copies of the exchange offer document or any documents attached or referred to in the offer, or if they experience technical difficulty accessing the Exchange Offer website or otherwise require assistance. In addition, the Company is now providing eligible employees with a fax number as an alternative means to contact the Company.

Section 6 Conditions of the Exchange Offer, page 18

6.	Please refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of eligible options how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company’s understanding in your response letter.

RESPONSE: If an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the Company will inform holders of eligible options as quickly as practicable how it intends to proceed.

Section 14 Extension of Offer; Termination; Amendment, page 28

7.	Refer to the language in the second paragraph of this section. You may not terminate or amend an offer by giving only oral notice to option holders. Please revise to clarify.

RESPONSE: The Company will not give oral notice to the extent such notice would not be permitted by applicable law. If the Company terminates or amends the offer, the Company will provide written notice to option holders via email.

Mellissa Campbell Duru

Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

January 20, 2010

As requested in your letter, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions regarding this letter, please contact me at (503) 727-2011.

Very truly yours,

/s/ Danielle Benderly
Danielle Benderly

DB:TJF

cc:	Dean M. Freed, Esq.